UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE
SECURTIES EXCHANGES ACT OF 1934
(AMENDMENT NO. 1 )

INCOME OPPORTUNITY REALTY INVESTORS, INC.
(Name of Subject Company)

TRANSCONTINENTAL REALTY INVESTORS, INC.
(Offeror)
(Names of Filing Persons)

Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

452926108
(CUSIP Number of Class of Securities)

Erik L. Johnson, President and Chief Executive Officer
Transcontinental Realty Investors, Inc.
1603 LBJ Freeway, Suite 800
Dallas, Texas 75234
Telephone: (469) 522-4200
(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Steven C. Metzger, Esq.
Metzger Law PLLC
4709 W. Lovers Lane, Suite 200
Dallas, Texas 75209
Telephone: 214-740-5030

This Amendment No. 1 to Schedule TO (this “Amendment”) amends portions of an original Statement on Schedule TO filed December 16, 2024, by Transcontinental Realty Investors, Inc., a Nevada corporation (the “Offeror” or “TCI”) with respect to TCI’s offer to purchase up to 100,000 shares of the outstanding shares of common stock, par value $0.01 per share (each a “Share” and collectively the “Shares”) of Income Opportunity Realty Investors, Inc., a Nevada corporation (“IOR”) at a purchase price of $18 per Share, net to the seller in cash, without interest (the “Offer Price”) and less any taxes required to be withheld, upon the terms and conditions set forth in the Offer to Purchase dated December 16, 2024 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which together with the Offer to Purchase, as such may be amended or supplemented from time to time, constitute the “Offer”).

This Amendment is being filed on behalf of the Offeror to reflect and disclose that the Offeror also, in an abundance of caution, filed a Schedule 13E-3 with the Securities and Exchange Commission (the “SEC”) on December 30, 2024 at the request of the staff of the SEC, which Schedule 13E-3 principally incorporates by reference therein information set forth in the Offer to Purchase in response to most of the Items 1-16 in such Schedule 13E-3. This Amendment only amends or adjust the items set forth below.

ITEM 11. ADDITIONAL INFORMATION.

(c) In addition, the information set forth in the Schedule 13E-3 filed with the SEC on December 30, 2024, is incorporated herein by reference, including, but not limited to, the information set forth under “Item 8. FAIRNESS OF THE TRANSACTION.”

ITEM 12. EXHIBITS

The exhibit (A)(1)(C) as previously filed is replaced with the version set forth below:

Exhibit Designation	Document Description

(A)(1)(C)	Revised Form Notice of Guaranteed Delivery

SIGNATURES

After reasonable inquiry and to the best of the respective knowledge or belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: December 30, 2024	TRANSCONTINENTAL REALTY INVESTORS, INC.

	By:	/s/ Erik L. Johnson
Erik L. Johnson, President and Chief Executive Officer

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